SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Global Eagle Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

37951D201
(CUSIP Number)

May 13, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D201	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 341,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 341,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.60%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 37951D201	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 858,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 858,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)0 4.02%
12	TYPE OF REPORTING PERSON** CO

CUSIP No. 37951D201	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.62%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 37951D201	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Empyrean Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 341,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 341,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.60%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 37951D201	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Amos Meron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States & Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.62%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 37951D201	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Michael Price
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.62%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 37951D201	13G	Page 8of 12 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Global Eagle Acquisition Corp. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 10900 Wilshire Boulevard, Suite 1500, Los Angeles, California 90024.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Empyrean Capital Fund, LP ("ECF"), a Delaware limited partnership, with respect to the Common Stock directly held by it;

(ii)	Empyrean Capital Overseas Master Fund, Ltd. ("ECOMF"), a Cayman Islands corporation, with respect to the Common Stock directly held by it;

(iii)	Empyrean Capital Partners, LP ("ECP"), a Delaware limited partnership, which serves as investment manager to ECF and ECOEF with respect to the shares of Common Stock directly held by ECP and ECOMF;

(iv)	Empyrean Associates, LLC ("EA"), a Delaware limited liability company and the general partner of ECF with respect to the shares of Common Stock directly held by ECF; and

(v)	Messrs. Amos Meron and Michael Price, with respect to the shares of Common Stock directly held by each of ECF and ECOMF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.

Item 2(c).	CITIZENSHIP:

ECF - a Delaware limited partnership
ECOMF - a Cayman Island corporation
ECP - a Delaware limited partnership
EA - a Delaware limited liability company
Amos Meron - United States & Israel
Michael Price - United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 Par Value Per Share (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

37951D201

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 37951D201	13G	Page 9 of 12 Pages

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 21,341,463 shares of Common Stock issued and outstanding, which is the total number of Common Stock issued and outstanding as of May 10, 2011 as reported by the Company in its Form S-1.

A.	Empyrean Capital Fund, LP
	(a)	Amount beneficially owned: 341,400
	(b)	Percent of class: 1.60%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 341,400
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 341,400

B.	Empyrean Capital Overseas Master Fund, Ltd.
	(a)	Amount beneficially owned: 858,600
	(b)	Percent of class: 4.02%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 858,600
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 858,600

C.	Empyrean Capital Partners, LP
	(a)	Amount beneficially owned: 1,200,000
	(b)	Percent of class: 5.62%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,200,000
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 1,200,000

D.	Empyrean Associates, LLC
	(a)	Amount beneficially owned: 341,400
	(b)	Percent of class: 1.60%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 341,400
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 341,400

E.	Amos Meron
	(a)	Amount beneficially owned: 1,200,000
	(b)	Percent of class: 5.62%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,200,000
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 1,200,000

F.	Michael Price
	(a)	Amount beneficially owned: 1,200,000
	(b)	Percent of class: 5.62%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,200,000
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 1,200,000

CUSIP No. 37951D201	13G	Page 10 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

EA, the general partner of ECF, has the power to direct the affairs of ECF including decisions with respect to the disposition of the proceeds from the sale of the shares of Common Stock held by ECF.  Messrs. Amos Meron and Michael Price are managing members of EA and may, by virtue of their position as managing members, be deemed to have power to direct the vote and disposition of the shares of Common Stock held by ECF.  ECP serves as the investment manager to ECF and ECOMF.  As such, it has the power to direct the disposition of the proceeds from the sale of the entities.  Messrs. Meron and Price are the managing members of Empyrean Capital, LLC which is the general partner of ECP and may, by virtue of such position, be deemed to have power to direct the vote and disposition of the shares of Common Stock held by ECF and ECOMF.  Messrs. Meron and Price disclaim beneficial ownership of the Common Stock reported herein.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2 and Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37951D201	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 23, 2011

EMPYREAN CAPITAL PARTNERS, LP
By: Empyrean Capital, LLC, its General Partner

By:	/s/ Anthony Hynes
Name: Anthony Hynes
Title: Authorized Signatory

EMPYREAN CAPITAL FUND, LP
By: Empyrean Capital Partners, LP,
its Investment Manager
By: Empyrean Capital, LLC, its General Partner

By:	/s/ Anthony Hynes
Name: Anthony Hynes
Title: Authorized Signatory

EMPYREAN CAPITAL OVERSEAS MASTER FUND, LTD.
By: Empyrean Capital Partners, LP,
its Investment Manager
By: Empyrean Capital, LLC, its General Partner

By:	/s/ Anthony Hynes
Name: Anthony Hynes
Title: Authorized Signatory

EMPYREAN ASSOCIATES, LLC

By:	/s/ Anthony Hynes
Name: Anthony Hynes
Title: Authorized Signatory

/s/ Amos Meron
Amos Meron

/s/ Michael Price
Michael Price

CUSIP No. 37951D201	13G	Page 12of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  May 23, 2011

EMPYREAN CAPITAL PARTNERS, LP
By: Empyrean Capital, LLC, its General Partner

By:	/s/ Anthony Hynes
Name: Anthony Hynes
Title: Authorized Signatory

EMPYREAN CAPITAL FUND, LP
By: Empyrean Capital Partners, LP,
its Investment Manager
By: Empyrean Capital, LLC, its General Partner

By:	/s/ Anthony Hynes
Name: Anthony Hynes
Title: Authorized Signatory

EMPYREAN CAPITAL OVERSEAS MASTER FUND, LTD.
By: Empyrean Capital Partners, LP,
its Investment Manager
By: Empyrean Capital, LLC, its General Partner

By:	/s/ Anthony Hynes
Name: Anthony Hynes
Title: Authorized Signatory

EMPYREAN ASSOCIATES, LLC

By:	/s/ Anthony Hynes
Name: Anthony Hynes
Title: Authorized Signatory

/s/ Amos Meron
Amos Meron

/s/ Michael Price
Michael Price